SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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May 29, 2020

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

Mr. Michael C. Foland, Attorney Adviser

Mr. Robert Littlepage, Accounting Branch Chief

Mr. Charles Eastman, Staff Accountant

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	UCLOUDLINK GROUP INC. (CIK No. 0001775898)

Response to the Staff’s Comments on the Registration

Statement on Form F-1 Filed on May 22, 2020

Dear Mr. Spirgel, Mr. Foland, Mr. Littlepage and Mr. Eastman:

On behalf of our client, UCLOUDLINK GROUP INC., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 28, 2020, on the Company’s registration statement on Form F-1 filed on May 22, 2020 (the “Registration Statement”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement (as defined below) where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

U.S. Securities and Exchange Commission

May 29, 2020

Concurrently with the submission of this letter, the Company is filing herewith amendment no. 2 to the Company’s registration statement on Form F-1 (the “Revised Registration Statement”) and certain exhibits via EDGAR with the Commission.

The Company respectfully advises the Commission that it plans to request that the Commission declare the effectiveness of the Revised Registration Statement on or about June 8, 2020, and will file the joint acceleration requests (the “Acceleration Requests”) in time before the requested effective time. The Company would greatly appreciate the Commission’s continuing assistance and support in meeting the proposed timetable for the offering.

Comments in Letter Dated May 28, 2020

Risk Factors

Your Investment in the ADSs may be impacted if we are encouraged to issue CDRs in the future,

1.	Please explain how your ADSs might be negatively impacted if you are encouraged to issue CDRs in the future.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 68 of the Revised Registration Statement.

Financial Statements

22. Subsequent Events, page F-80

2.

Refer to the disclosure of the issuance of new share options. Please disclose the total fair value of the options issued in April 2020 and tell us how you determined this valuation. Also, please discuss in MD&A the number of options that will be exercisable at the commencement date of exercise. Disclose the total compensation expense from all issued options that you anticipate will be recognized upon the commencement date of exercise. Clarify on page F-21 and elsewhere in your disclosures, as applicable, what it means to recognize compensation expense on a graded vesting basis.

In response to the Staff’s comment, the Company has revised the disclosure on pages 115, 116 and F-21 of the Revised Registration Statement to include the number of options that will be exercisable at the commencement date of exercise and the clarification of the graded vesting basis.

U.S. Securities and Exchange Commission

May 29, 2020

The Company respectfully advises the Staff that since the grant of share options is a subsequent event that occurred during the second quarter, the Company is in the process of assessing the fair value of the options issued in April 2020. Therefore, the Company will include the disclosure of the total fair value of these options and the total compensation expenses from all issued options that will be recognized upon the commencement date of exercise in response to the Staff’s comment in a revised registration statement on Form F-1 to be filed with the Commission prior to filing the Acceleration Requests.

*        *        *

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Chaohui Chen, Chief Executive Officer, UCLOUDLINK GROUP INC.

Zhiping Peng, Chairman of the Board of Directors, UCLOUDLINK GROUP INC.

Yimeng Shi, Chief Financial Officer, UCLOUDLINK GROUP INC.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Ricky W Shin, Partner, PricewaterhouseCoopers Zhong Tian LLP

David Zhang, Esq., Partner, Kirkland & Ellis LLP

Steve Lin, Esq., Partner, Kirkland & Ellis LLP